SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

Valero Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

91914J 102

(CUSIP Number)

Jay D. Browning

One Valero Way

San Antonio, Texas 78249

Telephone: (210) 345-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Valero Energy Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 40,329,978 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 40,329,978 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 40,329,978 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 70.0%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 11,539,989 Common Units and 28,789,989 subordinated units (“Subordinated Units”) representing limited partner interests, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of Valero Energy Partners LP (the “Partnership”), which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Premcor USA Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 33,095,670 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 33,095,670 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 33,095,670 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 57.5%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 9,469,970 Common Units and 23,625,700 Subordinated Units, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Valero Refining and Marketing Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 7,234,308 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 7,234,308 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,234,308 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 7.2%
14	TYPE OF REPORTING PERSON HC; CO

*	Includes 2,070,019 Common Units and 5,164,289 Subordinated Units, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Valero Terminaling and Distribution Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 7,234,308 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 7,234,308 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 7,234,308 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 12.6%
14	TYPE OF REPORTING PERSON CO

*	Includes 2,070,019 Common Units and 5,164,289 Subordinated Units, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Premcor Pipeline Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 27,032,272 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 27,032,272 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 27,032,272 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 47.0%
14	TYPE OF REPORTING PERSON CO

*	Includes both 7,734,994 Common Units and 19,297,278 Subordinated Units representing limited partner interests in the Partnership, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON The Premcor Refining Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 2,514,517 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 2,514,517 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 2,514,517 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 4.4%
14	TYPE OF REPORTING PERSON CO

*	Includes both 719,502 Common Units and 1,795,015 Subordinated Units, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

CUSIP No. 91914J 102

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Valero Refining Company-Tennessee, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (please see Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER* 3,548,881 common units
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER* 3,548,881 common units
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON* 3,548,881 common units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11** Approximately 6.2%
14	TYPE OF REPORTING PERSON OO - limited liability company

*	Includes both 1,015,474 Common Units and 2,533,407 Subordinated Units representing limited partner interests in the Partnership, which may be converted into common units on a one-for-one basis upon the termination of the subordination period under certain circumstances as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership, which is incorporated herein by reference to Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013.
**	Based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

Item 1. Security and Issuer

This statement on Schedule 13D (“Schedule 13D”) relates to common units (“Common Units”) representing limited partner interests of Valero Energy Partners LP, a Delaware limited partnership (the “Partnership”), whose principal executive offices are located at One Valero Way, San Antonio, Texas 78249.

Upon the termination of the subordination period as set forth in the First Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”), the subordinated units (“Subordinated Units”) representing limited partner interests in the Partnership held by the Reporting Persons (as defined below) are convertible into Common Units on a one-for-one basis.

Item 2. Identity and Background

(a) This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit F by and among (i) Valero Energy Corporation (“Valero”), (ii) Premcor USA Inc. (“Premcor USA”), (iii) Valero Refining and Marketing Company (“VRMC”), (iv) Valero Terminaling and Distribution Company (“VTDC”), (v) The Premcor Pipeline Co. (“Premcor Pipeline”), (vi) The Premcor Refining Group Inc. (“Premcor Refining”) and (vii) Valero Refining Company-Tennessee, L.L.C. (“VRCT” and, together with Valero, Premcor USA, VRMC, VTDC, Premcor Pipeline and Premcor Refining, the “Reporting Persons”).

(b) The business address of the Reporting Persons and the Covered Individuals (as defined below) is One Valero Way, San Antonio, Texas 78249.

(c) The principal business of the Reporting Persons is the ownership and operation, directly or indirectly, of refineries and other assets supporting refining operations, and the investment in interests in the Partnership.

Valero is a publicly traded Delaware corporation. The name and present principal occupation of each director and executive officer of Valero (the “Valero Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Valero is, directly or indirectly, the sole member or stockholder of each of the other Reporting Persons.

Premcor USA is a Delaware corporation and wholly owned subsidiary of Valero. The name and present principal occupation of each director and executive officer of Premcor USA (the “Premcor USA Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Premcor USA is, directly or indirectly, the sole member or stockholder of each of Premcor Pipeline, Premcor Refining and VRCT.

VRMC is a Delaware corporation and wholly owned subsidiary of Valero. The name and present principal occupation of each director and executive officer of VRMC (the “VRMC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. VRMC is the sole stockholder of VTDC.

VTDC is a Delaware corporation and wholly owned subsidiary of VRMC. The name and present principal occupation of each director and executive officer of VTDC (the “VTDC Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. VTDC is the sole member of Valero Energy Partners GP LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”).

Premcor Pipeline is a Delaware corporation and wholly owned subsidiary of Premcor USA. The name and present principal occupation of each director and executive officer of Premcor Pipeline (the “Premcor Pipeline Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

Premcor Refining is a Delaware corporation and wholly owned subsidiary of Premcor USA. The name and present principal occupation of each director and executive officer of Premcor Refining (the “Premcor Refining Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference. Premcor Refining is the sole member of VRCT.

VRCT is a Delaware limited liability company and wholly owned subsidiary of Premcor Refining. The name and present principal occupation of each executive officer of VRCT (the “VRCT Covered Individuals”) are set forth on Exhibit A to this Schedule 13D, which is incorporated herein by reference.

The Valero Covered Individuals, Premcor USA Covered Individuals, VRMC Covered Individuals, VTDC Covered Individuals, Premcor Pipeline Covered Individuals, Premcor Refining Covered Individuals and VRCT Covered Individuals are collectively referred to as the “Covered Individuals.”

(d) – (e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Not applicable.

Item 3. Source and Amount of Funds or Other Consideration

The Partnership was formed on July 24, 2013 as a Delaware limited partnership to own, operate, develop and acquire crude oil and refined petroleum products pipelines, terminals and other transportation and logistics assets. Upon the formation of the Partnership, VTDC, as the organizational limited partner, and the General Partner, contributed $980 and $20, respectively, to the Partnership.

At the closing of the Partnership’s initial public offering on December 16, 2013 (the “Offering”), in exchange for the contribution of certain assets to the Partnership, the Partnership issued (a) to VTDC, 2,070,019 Common Units and 5,164,289 Subordinated Units representing an aggregate 12.3% limited partner interest in the Partnership as of such time, (b) to Premcor Pipeline, 7,734,994 Common Units and 19,297,278 Subordinated Units representing an aggregate 46.0% limited partner interest in the Partnership as of such time, (c) to Premcor Refining, 719,502 Common Units and 1,795,015 Subordinated Units representing an aggregate 4.3% limited partner interest in the Partnership as of such time, (d) to VRCT, 1,015,474 Common Units and 2,533,407 Subordinated Units representing an aggregate 6.0% limited partner interest in the Partnership as of such time and (e) to the General Partner, 1,175,102 General Partner Units (as defined in the Partnership Agreement) representing a 2.0% general partner interest in the Partnership as of such time, pursuant to a Contribution, Conveyance and Assumption Agreement dated December 16, 2013, among the Partnership, the General Partner, Valero Energy Partners Operating Co. LLC (“OLLC”), Valero, VTDC, Premcor Pipeline, Premcor Refining and VRCT.

On December 16, 2013, certain Covered Individuals acquired with personal funds, beneficial ownership of Common Units through the Partnership’s directed unit program at the initial public offering price of $23.00 per unit, as set forth in Item 5(a).

Item 4. Purpose of Transaction

The Reporting Persons acquired the Common Units and Subordinated Units reported herein solely for investment purposes. The Reporting Persons may make additional purchases of Common Units either in the open market or in private transactions depending on the Reporting Person’s business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)-(j) of Schedule 13D:

(a) The Subordinated Units owned of record by the Reporting Persons are convertible into Common Units on a one-for-one basis upon the termination of the subordination period as set forth in the Partnership Agreement. The General Partner may grant restricted units, phantom units, distribution equivalent rights, unit options, unit appreciation rights, profits interest units and other unit-based awards and unit awards to officers, directors and employees of the General Partner and its affiliates pursuant to the Valero Energy Partners LP 2013 Incentive Compensation Plan (the “ICP”). The General Partner may acquire Common Units for issuance pursuant to the ICP on the open market, directly from the Partnership, from any other person or any combination of the foregoing.

(b) None.

(c) None.

(d) The General Partner has sole responsibility for conducting the Partnership’s business and managing its operations and is ultimately controlled by Valero. Some of Valero’s executive officers and directors will also serve as executive officers or directors of the General Partner. Neither the General Partner nor its board of directors will be elected by the Partnership’s unitholders. Through its ownership of 100% of the capital stock of VTDC, Valero will have the ability to elect all the members of the board of directors of the General Partner.

(e) Subject to the restrictions contained in the Partnership Agreement, Valero, as the indirect owner of the General Partner of the Partnership, exercises control over the amount of distributions declared by the Partnership and may cause the Partnership to changes its capitalization, through the issuance of debt or equity securities, from time to time in the future. Valero has no current intention of changing the present capitalization or distributions of the Partnership.

(f) None.

(g) None.

(h) None.

(i) None.

(j) Except as described in this Item 4, the Reporting Persons do not have, as of the date of this Schedule 13D, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D. The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Partnership, anticipated future developments concerning the Partnership, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Partnership in the open market, in privately negotiated transactions (which may be with the Partnership or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Partnership or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) (1) Valero does not directly own any Common Units or Subordinated Units; however, as the sole member or stockholder, directly or indirectly, of VTDC, Premcor Pipeline, VRCT and Premcor Refining, it may be deemed to beneficially own (x) 11,539,989 Common Units held of record by VTDC, Premcor Pipeline, Premcor Refining and VRCT, which represents approximately 40.1% of the outstanding Common Units of the Partnership and (y) 28,789,989 Subordinated Units held of record by VTDC, Premcor Pipeline, Premcor Refining and VRCT, which represent all of the outstanding Subordinated Units.

(2) Premcor USA does not directly own any Common Units or Subordinated Units; however, as the sole member or stockholder, directly or indirectly, of Premcor Pipeline, Premcor Refining and VRCT, it may be deemed to beneficially own (x) 9,469,970 Common Units held of record by Premcor Pipeline, Premcor Refining and VRCT, which represents approximately 32.9% of the outstanding Common Units and (y) 23,625,700 Subordinated Units held of record by Premcor Pipeline, Premcor Refining and VRCT, which represents approximately 82.1% of the outstanding Subordinated Units.

(3) VRMC does not directly own any Common Units or Subordinated Units; however, as the sole stockholder of VTDC, it may be deemed to beneficially own (x) 2,070,019 Common Units held of record by VTDC, which represents approximately 7.2% of the outstanding Common Units, and (y) 5,164,289 Subordinated Units held of record by VTDC, which represents approximately 17.9% of the outstanding Subordinated Units.

(4) VTDC is the record and beneficial owner of (x) 2,070,019 Common Units, which represents 7.2% of the outstanding Common Units, and (y) 5,164,289 Subordinated Units, which represents 17.9% of the outstanding Subordinated Units.

(5) Premcor Pipeline is the record and beneficial owner of (x) 7,734,994 Common Units, which represents 26.9% of the outstanding Common Units, and (y) 19,297,278 Subordinated Units, which represents 67.0% of the outstanding Subordinated Units.

(6) Premcor Refining is the record and beneficial owner of (x) 719,502 Common Units, which represents 2.5% of the outstanding Common Units, and (y) 1,795,015 Subordinated Units, which represents 6.2% of the outstanding Subordinated Units.

(7) VRCT is the record and beneficial owner of (x) 1,015,474 Common Units, which represents 3.5% of the outstanding Common Units, and (y) 2,533,407 Subordinated Units, which represents 8.8% of the outstanding Subordinated Units.

(8) In addition, as of the date of this report, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table.

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
William R. Klesse	100,000	*
S. Eugene Edwards	70,000	*
Joseph W. Gorder	50,000	*
Michael S. Ciskowski	50,000	*
Jay D. Browning	5,500	*

*	Less than 1% of the class beneficially owned.

The percentages set forth in Item 4(a) are based on the number of Common Units (28,789,989) and Subordinated Units (28,789,989) issued and outstanding as of December 16, 2013, as reported to the Reporting Persons by the Partnership.

(b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c) Except as described in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

(d) The Reporting Persons have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Items 3 4 is hereby incorporated by reference herein.

The Partnership Agreement

The General Partner, as the sole general partner of the Partnership, and VTDC, as the organizational limited partner of the Partnership, are party to the Partnership Agreement.

Cash Distributions

The Partnership’s cash distribution policy will require it to pay cash distributions at an initial distribution rate of $0.2125 per Common Unit per quarter ($0.85 per Common Unit on an annualized basis) to the extent the Partnership has sufficient cash from operations after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates. The Partnership calls this quarterly distribution amount the “minimum quarterly distribution” and the Partnership’s ability to pay it is subject to various restrictions and other factors. The Partnership will adjust the minimum quarterly distribution for the period from the closing of the Offering through December 31, 2013, based on the actual length of that period.

The Partnership Agreement requires the Partnership to distribute, at the end of each quarter, all of its cash on hand, less reserves established by the General Partner. The Partnership refers to this amount as “available cash.”

The Partnership Agreement provides that, during the subordination period, the Common Units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.2125 per Common Unit, plus any arrearages in the payment of the minimum quarterly distribution on the Common Units from prior quarters, before any distributions of available cash from operating surplus may be made on the Subordinated Units. Furthermore, no arrearages will be paid on the Subordinated Units.

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter during the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter;

•	second, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the Common Units for any prior quarters during the subordination period;

•	third, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each Subordinated Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

If cash distributions to the unitholders exceed $0.244375 per unit in any quarter, the General Partner will receive, in addition to distributions on its 2% general partner interest, increasing percentages, up to 48%, of the cash the Partnership distributes in excess of that amount. These distributions are referred to as “incentive distributions.”

The Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus for any quarter after the subordination period in the following manner:

•	first, 98% to the holders of Common Units, pro rata, and 2% to the General Partner, until the Partnership distributes for each outstanding Common Unit an amount equal to the minimum quarterly distribution for that quarter; and

•	thereafter, in the manner described in the Partnership Agreement taking into account the General Partner’s incentive distribution rights.

Conversion of Subordinated Units

The subordination period generally will end on the first business day after the Partnership has earned and paid at least (i) $0.85 (the minimum quarterly distribution on an annualized basis) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the General Partner’s 2% interest, for each of three consecutive, non-overlapping four-quarter periods ending on or after December 31, 2016, or (ii) $1.275 (150% of the annualized minimum quarterly distribution) on each outstanding Common Unit, Subordinated Unit and the corresponding distributions on the General Partner’s 2% interest, in addition to any distribution made in respect of the incentive distribution rights, for any four-consecutive-quarter period ending on or after December 31, 2014, in each case provided that there are no arrearages on the Common Units at that time. Additionally, the subordination period will end upon the removal of the General Partner other than for cause if the units held by the General Partner and its affiliates are not voted in favor of such removal.

When the subordination period ends, all remaining Subordinated Units will convert into Common Units on a one-for-one basis, and the Common Units will no longer be entitled to arrearages.

Issuance of Additional Units

The Partnership Agreement authorizes the Partnership to issue an unlimited number of units (other than general partner units) on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner will manage and operate the Partnership, and the unitholders will have only limited voting rights. Unitholders will have no rights to elect the General Partner or its directors on an annual or other continuing basis. The General Partner may not be removed, except by a vote of the holders of at least 66 2/3% of the Partnership’s outstanding Common Units and Subordinated Units, including any Common Units and Subordinated Units owned by the General Partner and its affiliates, voting together as a single class. Valero indirectly owns an aggregate of approximately 70.0% of the Common Units and Subordinated Units. This will give Valero the ability to prevent the involuntary removal of the General Partner.

Limited Call Right

If at any time the General Partner and its affiliates own more than 80% of the outstanding Common Units, the General Partner will have the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price not less than the then-current market price of the Common Units, as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Partnership has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Subordinated Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner as general partner. The Partnership is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

The General Partner’s Limited Liability Company Agreement

Under the First Amended and Restated Limited Liability Company Agreement of the General Partner (the “General Partner LLC Agreement”), VTDC has the right to elect the members of the board of directors of the General Partner. Valero controls VTDC because it is the sole stockholder of VMSC, which is the sole stockholder of VTDC.

Lockup Agreements

Each of the Reporting Persons and certain of the Covered Individuals that purchased Common Units in the directed unit program described in Item 3 agreed not to sell or transfer any Common Units or securities convertible into, exchangeable for, exercisable for, or repayable with Common Units, for 180 days from December 10, 2013 without first obtaining the written consent of J. P. Morgan Securities LLC and Barclays Capital Inc. Bona fide gifts or transfers to trusts for the benefit of the Covered Individual’s immediate family are not subject to such restrictions.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Partnership.

References to, and descriptions of, the Partnership Agreement of the Partnership as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement filed as Exhibit 3.1 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013, which is incorporated in its entirety in this Item 6. References to, and descriptions of, the General Partner LLC Agreement as set forth in this Item 6 are qualified in their entirety by reference to the General Partner LLC Agreement of the General Partner filed as Exhibit 3.2 to the Partnership’s current report on Form 8-K filed with the Commission on December 20, 2013, which is incorporated in its entirety in this Item 6.

Item 7. Material to Be Filed as Exhibits

Exhibit A	Directors, Managers and Executive Officers of Valero, Premcor USA, VRMC, VTDC, Premcor Pipeline, Premcor Refining and VRCT (filed herewith).

Exhibit B	First Amended and Restated Agreement of Limited Partnership of the Partnership (filed as Exhibit 3.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on December 20, 2013 and incorporated herein in its entirety by reference).

Exhibit C	Contribution, Conveyance and Assumption Agreement dated December 16, 2013, among the Partnership, the General Partner, OLLC, Valero, VTDC, Premcor Pipeline, Premcor Refining and VRCT (filed as Exhibit 10.8 to the Partnership’s Current Report on Form 8-K filed with the Commission on December 20, 2013 and incorporated herein in its entirety by reference).

Exhibit D	First Amended and Restated Limited Liability Company Agreement of the General Partner (filed as Exhibit 3.2 to the Partnership’s Current Report on Form 8-K filed with the Commission on December 20, 2013 and incorporated herein in its entirety by reference).

Exhibit E	Underwriting Agreement, dated as of December 10, 2013, by and among the Partnership, the General Partner, OLLC, Valero, VTDC, Premcor Pipeline, Premcor Refining, VRCT and the underwriters named therein (filed as Exhibit 1.1 to the Partnership’s Current Report on Form 8-K filed with the Commission on December 16, 2013 and incorporated herein in its entirety by reference).

Exhibit F	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: December 20, 2013

VALERO ENERGY CORPORATION		PREMCOR USA INC.

By:	/s/ Jay D. Browning	By:	/s/ J. Stephen Gilbert
Name: Jay D. Browning		Name: J. Stephen Gilbert
Title: Senior Vice President and General Counsel		Title: Senior Vice President and Secretary

VALERO REFINING AND MARKETING COMPANY		VALERO TERMINALING AND DISTRIBUTION COMPANY

By:	/s/ J. Stephen Gilbert	By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert		Name: J. Stephen Gilbert
Title: Senior Vice President and Secretary		Title: Senior Vice President and Secretary

THE PREMCOR PIPELINE CO.		VALERO REFINING COMPANY-TENNESSEE, L.L.C.

By:	/s/ J. Stephen Gilbert	By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert		Name: J. Stephen Gilbert
Title: Senior Vice President and Secretary		Title: Senior Vice President and Secretary

THE PREMCOR REFINING GROUP INC.

By:	/s/ J. Stephen Gilbert
Name: J. Stephen Gilbert
Title: Senior Vice President and Secretary